SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                                (Amendment No. __)

                              MONARCH SERVICES, INC.

                                (Name of Issuer)

                     Common Stock, Par Value $.25 per share

                         (Title of Class of Securities)

                                    609020102

                                 (CUSIP Number)

                               Anthony J. Sutton
                               1135 West Fourth Street
                               Winston-Salem, NC 27101
                               (336) 723-2308

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                              September 15, 1999

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 609020102

1.   NAME OF REPORTING PERSON:  Anthony J. Sutton

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
     ONLY):

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a)[ ]
                                                       (b)[ ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEM 2(d) or 2(e)      [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION: United States of America

  NUMBER OF
               7.  SOLE VOTING POWER: 136,500 shares
   SHARES

BENEFICIALLY
               8.  SHARED VOTING POWER: -0- shares
  OWNED BY

    EACH
               9.  SOLE DISPOSITIVE POWER: 136,500 shares
  REPORTING


   PERSON      10.  SHARED DISPOSITIVE POWER: -0- shares

    WITH

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON: 136,500 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     8.4%

14.  TYPE OF REPORTING PERSON:  IN

Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is Common Stock, $.25 par value, of Monarch Services, Inc., a Delaware corporation, which has its principal executive office at 4517 Harford
Road, Baltimore, MD  21204.  The Issuer's telephone number is (410)254-9200.

Item 2.   Identity and Background.

     (a)  Mr. Anthony J. Sutton ("Mr. Sutton").

     (b)  1135 West Fourth Street, Winston-Salem, NC 27101.

     (c) Consultant for Sutton Associates, 1135 West Fourth Street, Winston-Salem, NC 27101, a provider of computer consulting services.

     (d) Mr. Sutton has not been convicted in a criminal proceeding in the last five years.

     (e) Mr. Sutton has not been a party to a civil proceeding described in Item 2(e) of Schedule 13D during the last five years.

     (f)  Mr. Sutton is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     Personal investment funds.

Item 4.   Purpose of Transaction.

     The securities have been acquired as an investment. No plans or proposals described in Items 4(a) through 4(j) of Schedule 13D have been formulated by Mr. Sutton.

Item 5.   Interest in Securities of the Issuer.

     (a)  Aggregate Number of Shares of Common Stock: 124,0000 shares.

          Percentage of Class: 8.4%.

     (b)  Sole voting power: 136,500 shares.
          Sole Disposative power: 136,500 shares.

     (c)  Date Of Purchase  Shares     Price     Purchase Type


             7/22/99         4600     3           Open Market
             7/22/99         1500     3.03125     Open Market
             7/23/99         1500     3           Open Market
             7/27/99          200     3.0625      Open Market
             7/29/99         1000     3.125       Open Market
             7/30/99          200     2.875       Open Market
             8/23/99          300     3.375       Open Market
             8/23/99         1200     3.25        Open Market
             9/2/99           900     3.09375     Open Market
             9/7/99           800     3.1875      Open Market
             9/9/99           300     3.09375     Open Market


     (d)  Not applicable.

     (e)  September 15, 1999.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

Item 7.   Material to be Filed as Exhibits.

     None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 15, 1999

                             /s/  Anthony J. Sutton